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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-15066

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [  ] Form 11-K [  ] Form 20-F [  ] Form 10Q
[  ] Form N-SAR

For Period Ended: September 30, 2001
                                     .........................................

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I. Registrant Information

Full name of registrant Vertex Interactive, Inc.
                        ------------------------
Former name if applicable

Address of principal executive office (Street and number)

                                 22 Audrey Place
City, State and Zip Code  Fairfield, New Jersey 07004

                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant is unable to file the Form 10-K within the prescribed time period due to its not having completed its financial statements and the annual audit, primarily as a result of registrant's requirement to analyze and assess the current fair market value of its intangibles and goodwill.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

   Mark Flint                              (973)            777-3500
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     (Name)                             (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                            [X]  Yes  [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            [X] Yes  [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Vertex Interactive, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

        Date December 28, 2001               By /s/Mark Flint
                                             Mark Flint, Chief Financial Officer



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The Registrant's organization has changed substantially from the prior year. As disclosed in previous Form 10Q filings, the Registrant has completed five acquisitions during the past year. The result of these acquisitions will be to increase the revenues of the Registrant from those reported in the prior year Form 10K. In addition, as anticipated, the operating expenses, together with the amortization of goodwill associated with the acquisitions, have also increased substantially resulting in a much larger operating and net loss than was reported last year.